                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

       SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                      AMERICAN REAL ESTATE PARTNERS, L.P.,
                         A DELAWARE LIMITED PARTNERSHIP
                            (Name of Subject Company)

                      American Real Estate Partners, L.P.,
                         a Delaware limited partnership
                      (Name of Person(s) Filing Statement)

            Depositary Units Representing Limited Partner I interests
                         (Title of Class of Securities)

                                    029169109
                      (Cusip Number of Class of Securities)



                               John P. Saldarelli
                     Vice President, Secretary and Treasurer
                       American Real Estate Partners, L.P.
                             100 South Bedford Road
                            Mt. Kisco, New York 10549
                                 (914) 242-7700

       (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the person(s) filing statement)

                                 WITH COPIES TO:

            MELVIN EPSTEIN                             CRAIG S. MEDWICK
     STROOCK & STROOCK & LAVAN LLP                    ROGERS & WELLS LLP
            180 MAIDEN LANE                             200 PARK AVENUE
    NEW YORK, NEW YORK  10038-4982              NEW YORK, NEW YORK  10166-0153
            (212) 806-5400                              (212) 878-8000
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ITEM 1. SECURITY AND SUBJECT COMPANY.

      The name of the subject company is American Real Estate Partners, L.P., a Delaware limited partnership (the "Partnership"). The address of the Partnership's principal executive offices is 100 South Bedford Road, Mt. Kisco, New York 10549. The title of the class of equity securities to which this statement relates is the depositary units representing limited partner interests in the Partnership (the "Depositary Units").

ITEM 2. TENDER OFFER OF THE BIDDER.

      This statement relates to an offer by Leyton LLC (the "Purchaser"), a Delaware limited liability company, to purchase up to 10,000,000 of the outstanding Depositary Units at a purchase price of $10.50 per Depositary Unit, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 20, 1998 (the "Offer to Purchase") and related Letter of Transmittal, including the Instructions thereto (which collectively constitute the "Offer"). As a result of the relationship of Carl C. Icahn ("Icahn"), Beckton Corp. ("Beckton"), a Delaware corporation wholly owned by Icahn, and High Coast Limited Partnership, a Delaware limited partnership ("High Coast"), with the Purchaser, each of them may be deemed to be a "co-bidder" with the Purchaser (collectively, the "Bidders"). A Tender Offer Statement on Schedule 14D-1 with respect to the Offer has been filed by the Purchaser and the other Bidders.

      The address of the principal executive offices of the Purchaser, Beckton and High Coast is 100 South Bedford Road, Mt. Kisco, New York 10549. Icahn's business address is c/o Icahn & Co., Inc., One Wall Street Court, New York, New York 10005.

ITEM 3. IDENTITY AND BACKGROUND.

      (a) The name and business address of the Partnership, which is the person filing this statement, are set forth in Item 1 above.

      (b) The Offer to Purchase states that the Purchaser is a Delaware limited liability company and that the sole member of the Purchaser is High Coast. According to the Offer to Purchase, the general partner of High Coast, Beckton, is wholly owned by Icahn and the limited partners of High Coast are, indirectly, more than 90% owned by Icahn. The general partner of the Partnership, American Property Investors, Inc., a Delaware corporation ("API" or the "General Partner"), is also wholly owned by Icahn.

      In addition, as of the date hereof, Icahn beneficially owns approximately 68.4% of the outstanding Depositary Units and approximately 86.5% of the outstanding 5% cumulative pay-in-kind redeemable preferred units representing limited partner interests in the Partnership (the "Preferred Units"). Under the Amended and Restated Limited Partnership Agreement of the Partnership (the "Partnership Agreement"), all decisions concerning the management of the Partnership are made by the General Partner which is wholly owned by Icahn. Further, the affirmative vote of holders of Depositary Units (herein referred to as "Unitholders") holding
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more than 75% of the total number of all Depositary Units then outstanding, including Depositary Units held by the General Partner and its affiliates, is required to remove the General Partner. Thus, since Icahn beneficially owns more than 25% of the Depositary Units outstanding, pursuant to the terms of the Partnership Agreement the General Partner may not be removed without Icahn's consent.

      Moreover, under the Partnership Agreement, the affirmative vote of the General Partner and Unitholders owning more than 50% of the total number of all outstanding Depositary Units then held by Unitholders is required to approve, among other things, selling or otherwise disposing of all or substantially all of the Partnership's assets in a single sale or in a related series of multiple sales, dissolving the Partnership, or electing to continue the Partnership in certain instances, electing a successor general partner, making certain amendments to the Partnership Agreement or causing the Partnership, in its capacity as sole limited partner of American Real Estate Holdings Limited Partnership (the "Subsidiary"), to consent to certain proposals submitted for the approval of the limited partners of the Subsidiary. Accordingly, as Icahn currently holds and, upon consummation of the Offer, will continue to hold, in excess of 50% of the Depositary Units outstanding, Icahn has effective control over such approval rights.

      Pursuant to the Partnership Agreement, the Partnership may also enter into other transactions with the General Partner and its affiliates, including, without limitation, buying and selling properties and borrowing and lending funds from or to the General Partner or its affiliates, joint venture developments and issuing securities to the General Partner or its affiliates in exchange for, among other things, assets that they now own or may acquire in the future, provided that the terms of such transactions are fair and reasonable to the Partnership. The General Partner is also entitled to reimbursement by the Partnership for all allocable direct and indirect overhead expenses (including, but not limited to, salaries and rent) incurred in connection with the conduct of the Partnership's business. Also, employees of the Partnership may, from time to time, provide services to affiliates of the General Partner, with the Partnership being reimbursed therefor.

      In addition, under the Partnership Agreement, the General Partner and its affiliates may receive fees in connection with the acquisition, sale, financing, development, construction, marketing and management of new properties acquired by the Partnership. As development properties and other new properties are acquired, developed, constructed, operated, leased and financed, the General Partner or its affiliates may perform acquisition functions, including the review, verification and analysis of data and documentation with respect to potential acquisitions, and perform development and construction oversight and other land development services, property management and leasing services, either on a day-to-day basis or on an asset management basis, and may perform other services and be entitled to fees and reimbursement of expenses relating thereto, provided the terms of such transactions are fair and reasonable to the Partnership in accordance with the Partnership Agreement and customary to the industry.

      Also, pursuant to the terms and conditions of the Partnership Agreement, the General Partner is entitled to indemnification from and against liabilities relating to the Partnership. The


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right to indemnification extends similarly to the officers, directors, employees and agents of the General Partner in their respective capacities as such.

      Subject to the terms of the Partnership Agreement, the General Partner has absolute discretion to act on behalf of the Partnership with respect to all transactions with affiliates, and such transactions may not be the result of arm's-length negotiations. Pursuant to the Partnership Agreement, the Audit Committee of the Board of Directors of the General Partner (the "Audit Committee") meets on an annual basis, or more often if necessary, to review and approve any conflicts of interest which may arise.

      By reason of the relationships and the structure of the management of the Partnership described in the preceding paragraphs, the Partnership may have conflicts of interest in considering the Offer.


ITEM 4. THE SOLICITATION OR RECOMMENDATION.

      (a) Recommendation. It is the unanimous opinion of the Audit Committee, which has been appointed by the Board of Directors of the General Partner to consider the Offer on behalf of the Partnership, that, for the reasons stated below, the Partnership is unable at this time to take a position with respect to the Offer. The Audit Committee, with the advice of its financial and legal advisors, expects to be able to cause the Partnership to publish or otherwise inform the Unitholders of its determination whether (i) to recommend acceptance or rejection of the Offer; (ii) to express no opinion and remain neutral toward the Offer; or (iii) it is unable to take a position with respect to the Offer no later than December 11, 1998.

      (b) Background.

      The Board of Directors of API authorized and directed the Audit Committee (whose members are Alfred D. Kingsley, William A. Leidesdorf and Jack G. Wasserman, the three independent members of the Board(1)) to review the Offer and to make a determination as to how the Partnership should fulfill its obligations with respect to the tender offer, including without limitation, its obligations to prepare, file with the Securities and Exchange Commission and publish a Statement on Schedule 14D-9 under the Securities Exchange Act of 1934, as amended, disclosing the Partnership's position with respect to the Offer.

      Following the announcement by the Bidders that the Offer was being contemplated, the Audit Committee retained Stroock & Stroock & Lavan LLP to act as its independent legal advisor. Thereafter, the Audit Committee retained Houlihan Lokey Howard & Zukin Financial Advisors, Inc. ("Houlihan Lokey") to act as its financial advisor for the limited purposes as described below. The Audit Committee requested that Houlihan Lokey provide the following analysis: (i) a critique of the methodology of the liquidation analysis presented by the Bidders in the Schedule 14D-1 and the Offer to Purchase delivered to the Unitholders; and (ii) information with respect to the current trading activity and

--------

(1) Icahn is the fourth member of the Board of Directors of API.



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market for the Depositary Units which are subject to the Offer and the implications that the Offer would likely have on Depositary Units that remain publicly traded after the completion of the Offer if it were successful. The Audit Committee also requested that Houlihan Lokey consider whether the market response to the decision to buy or to sell interests in Arvida/JMB Partners, L.P. ("Arvida") (the "Arvida Transaction," as more fully described below) was material to an analysis of the Offer and, if so, the factors Houlihan Lokey considered important for the Audit Committee to take into account.

      At a meeting of the Audit Committee on December 2, 1998, members of senior management of the Partnership discussed with the Audit Committee and Houlihan Lokey the methodology, analysis and other information provided by the Partnership to the Bidders with respect to the estimated liquidation value of the Depositary Units, as described in the Schedule 14D-1. Partnership management offered to provide Houlihan Lokey the liquidation analysis information, Unitholder information and such other information, documents and assistance as may be requested by Houlihan Lokey to conduct its analysis.

      The "Arvida Transaction" that Houlihan Lokey was asked to consider for the purposes described above refers to the following: On November 6, 1998, Raleigh Capital Associates, L.P. ("Raleigh"), The St. Joe Company and Arvida/JMB Managers, Inc. entered into a Buy/Sell Agreement (the "Buy/Sell Agreement") with respect to Arvida. The Partnership indirectly owns 70% of Raleigh and Icahn indirectly owns the balance. Pursuant to the Buy/Sell Agreement, on or before December 10, 1998, Raleigh must make a determination whether to purchase the general partner interest in Arvida and make a tender offer for the approximately 297,000 outstanding units of partnership interest of Arvida ("Arvida Units") that it does not own, at a price per unit of $430, or to sell to The St. Joe Company all of its approximately 106,000 Arvida Units at a price per unit of $430. If Raleigh were to decide to buy, the cost to the Partnership could reach approximately $107 million. If Raleigh were to decide to sell, the proceeds to the Partnership would be approximately $32 million. The Partnership has guaranteed Raleigh's obligations under the Buy/Sell Agreement.

     The Audit Committee believes that in order to take an informed position with respect to the Offer, it should take into account the information and analysis that Houlihan Lokey will provide, including (i) the liquidation analysis critique, (ii) the market and trading analysis, and (iii) the analysis of the market response if any, to the Arvida Transaction decision (which decision is required to be made on or before December 10, 1998). It believes that it also should take into consideration, among other things, the following:
(A) the Purchaser's statement in the Offer to Purchase to the effect that the Offer is conditioned (although the Purchaser reserved the right to waive such conditions) on the Offer not resulting in the Depositary Units being held of record by less than 300 persons and not resulting in a delisting of the Depositary Units from the New York Stock Exchange ("NYSE"), where they should continue to trade; (B) the Purchaser's statement in the Offer to Purchase that, except to the extent disclosed in the Offer to Purchase, the Purchaser does not have any present plans or proposals which relate to or would result in (but reserves the right to engage in transactions that may relate to or result in) an extraordinary transaction, such as a merger, any changes in composition of the Partnership's senior management or personnel or their compensation; any changes in the Partnership's present capitalization or dividend policy; or any other material changes in the Partnership's corporate structure or business;
(C) the fact that the


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Offer will not result in a change in control of the Partnership; and (D) the
Offer requires no approval of the Board of Directors of the General Partner under the Partnership Agreement or otherwise.


ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

      The Audit Committee has retained Houlihan Lokey to provide financial advisory services as described above to assist the Audit Committee with its analysis of the Offer. The Partnership will pay Houlihan Lokey a fee of $125,000 for its services, and will reimburse it for reasonable out-of-pocket expenses in connection with rendering such services. The Partnership has also agreed to indemnify Houlihan Lokey and certain other parties against certain liabilities relating to, arising out of or in connection with retention of Houlihan Lokey as financial advisor in connection with the Offer.

      Except as disclosed herein, neither the Partnership nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any other person to make solicitations or recommendations to the Unitholders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTEREST WITH RESPECT TO SECURITIES.

      (a) Except as described in Schedule I attached hereto, no transactions in the Depositary Units have been effected during the past 60 days by the Partnership or the General Partner or, to the knowledge of the General Partner, by any of its current or former executive officers, directors or affiliates.

      (b) To the knowledge of the Partnership, neither the General Partner nor any of its current or former executive officers, directors or affiliates intends to tender pursuant to the Offer any Depositary Units beneficially owned by them.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

      (a) No negotiation is being undertaken or is underway by the Partnership in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization, involving the Partnership or any subsidiary of the Partnership; (ii) a purchase, sale or transfer of a material amount of assets by the Partnership or any subsidiary of the Partnership; (iii) a tender offer for or other acquisition of securities by or of the Partnership; or (iv) any material change in the present capitalization or dividend policy of the Partnership.



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
      (b) There are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

      Litigation.

      Amanda & Kimberly Kahn v. Carl C. Icahn, et al., C.A. No. 15916 (Del. Ch.). Two Unitholders of the Partnership brought a derivative action against the Partnership, the General Partner, its directors and one of its officers, alleging breach of fiduciary duties by the defendants in connection with, inter alia, the Partnership's investments in Arvida/JMB Partners, L.P. and Stratosphere Corporation. Plaintiffs claimed that defendant Icahn improperly diverted opportunities to participate in these investments from the Partnership to himself. Plaintiffs sought damages arising from these alleged breaches of fiduciary duty, attorneys' fees and other relief. On November 12, 1998, the Court of Chancery of the State of Delaware granted the defendants' motion to dismiss all of plaintiffs' claims against the defendants. Plaintiffs have until December 16, 1998 to appeal the Court's grant of defendants' motion to dismiss.

      Miller Litigation. On November 18, 1998, Ruth Ellen Miller filed a Class Action Complaint bearing the caption Ruth Ellen Miller, on behalf of herself and all others similarly situated v. American Real Estate Partners, L.P., High Coast Limited Partnership, American Property Investors, Inc., Carl C. Icahn, Alfred Kinglsey, Mark H. Rachesky, William A. Leidesdorf, Jack G. Wasserman and John P. Saldarelli in the Delaware Chancery Court in New Castle County (Civil Action No. 16788NC) (the "Complaint"). The Complaint purports to state claims on behalf of a putative class of all holders of Depositary Units sounding in breach of fiduciary duty, aiding and abetting breaches of fiduciary duty, injunction and breach of the Partnership Agreement. The Complaint seeks to have Ms. Miller appointed as class representative and that the putative class be certified. The Complaint also seeks an unspecified amount in damages and injunctive relief: (i) dissolving the Partnership; (ii) enjoining API from continuing to act as general partner of the Partnership; (iii) enjoining the Partnership from engaging in any transaction in which Icahn has either a direct or indirect interest, absent an affirmative vote of a majority of the outstanding Depositary Units held by the putative class, including the Offer; and (iv) ordering API to exercise its fiduciary obligations. The Complaint also seeks costs and attorneys' fees.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

      (a) Press Release, dated December 4, 1998.

      (b) None.



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
      (c) None.




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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: December 4, 1998

                                    AMERICAN REAL ESTATE PARTNERS, L.P.

                                    By. AMERICAN PROPERTY INVESTORS, INC.,
                                    General Partner

                                    By: /s/ John P. Saldarelli
                                       _______________________________________
                                       John P. Saldarelli
                                       Vice President, Secretary and Treasurer





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                                   SCHEDULE I

                        TRANSACTIONS IN DEPOSITARY UNITS
                 EFFECTED BY THE PARTNERSHIP IN THE PAST 60 DAYS

           DATE                     NUMBER OF                    PRICE
           ----                  DEPOSITARY UNITS         PER DEPOSITARY UNIT
                                    PURCHASED             -------------------
                                    ---------
     October 16, 1998                100,000                    $7.375

                                  EXHIBIT INDEX

     EXHIBIT NO.                              DESCRIPTION
     -----------                              -----------
         (a)           Press Release dated December 4, 1998.

         (b)           None.

         (c)           None.